File No. 70-10092

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          -----------------------------

                                 AMENDMENT NO. 1

                                       TO

                                    FORM U-1
                               -------------------


                           APPLICATION OR DECLARATION

                                      Under

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                       ***

                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                (Name of company or companies filing this state-
                ment and address of principal executive offices)

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                 (Name of top registered holding company parent
                         of each applicant or declarant)

                                       ***

                              A.A. Pena, Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Names and addresses of agents for service)

         American Electric Power Service Corporation, a New York corporation ("AEP Service") and a wholly-owned subsidiary of American Electric Power Company, Inc., a New York corporation ("AEP") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Amendment No. 1 to its Application-Declaration on Form U-1 in this File No. 70-10092. The Form U-1 is hereby amended in its entirety and restated as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

         Background

         By order dated August 10, 1990 (HCAR No. 25132; File No. 70-7671), the Commission authorized Central and South West Services, Inc., a Delaware corporation ("CSW Services") to license and sell to nonassociate entities through December 31, 1992, specialized computer programs and to provide support services to licensees and entities that purchased such software. CSW Services was merged into AEP Service on December 31, 2000, as described below. Such support services included program enhancements and problem resolution.

         By order dated December 18, 1992 (HCAR No. 25132), the Commission authorized CSW Services to license and sell to nonassociate entities through December 31, 1994, specialized computer programs and to provide support services to licensees and entities that purchased such software. Such support services were to be sold to nonassociate entities for an amount not less than CSW Services' cost.

         By order dated December 28, 1994 (HCAR No. 26206; File No. 70-7671), the Commission extended the term of the authority granted to CSW Services in the above-described orders and granted CSW Services the authority through December 31, 1997 to make expenditures up to $1 million per calendar year and $250,000 per project to develop or change software for nonassociate entities, to market software, services, and reserve computer capacity and to add up to ten employees to support these activities. The order also authorized CSW Services to sell reserve computer capacity (in amounts up to 50% of its total capacity) and provide data management services to nonassociate entities - largely customers of its associate public utility companies.

         By order dated December 11, 1997 (in HCAR 35-26795), the Commission extended the authorization in File No. 70-7671 through December 31, 2002.

         By order dated June 14, 2000 (HCAR 35-27186 in File No. 70-9381), AEP was authorized to acquire by merger all of the outstanding common stock of Central and South West Corporation, a registered holding company and the parent of CSW Services. By that order, CSW Services was merged into AEP Service and the authority granted to CSW Services in File No. 70-7671 was vested in AEP Service.

         Currently, AEP Service is party to a Software Distribution and License Agreement with a corporation for the licensing and distribution and support for a software system and method for managing special or complex billing for larger utility customers or commodity/service providers. This billing package was developed over the past several years at an estimated cost of approximately $200 thousand. The package is being offered to third parties under a marketing agreement with a software consulting firm. No sales have yet been made, but royalties in the range of $60-$100 thousand per unit sale are possible. Since fixed development costs of the package have already been expensed and the variable costs of sale are minimal, any sale is expected to be profitable.

Accounting Treatment

         Upon notification of sale, AEP T&D Services, LLC, a nonregulated subsidiary of AEP, will bill the software consulting firm for the royalty due and initially credit the royalty to account 456 "Other Electric Revenues". To the extent that AEP Service or any other AEP system company developed the product, AEP T&D Services will then re-allocate 70% of the royalty payment to those AEP public utility companies that developed the package until past development costs have been recovered. After that point, 20% of the royalty payment will continue to be allocated to the developing companies in compliance with HCAR No. 35-26267 (April 5, 1995) and in compliance with 17 CFR 256.02.

Request for Authority

         Since the authority granted in File No. 70-7671 expires December 31, 2002, AEP Service respectfully requests that the Commission authorize it to:

     (1)  license  and  sell  to   nonassociates   through  December  31,  2005,
          specialized  computer  programs;

     (2) provide support services to licensees and entities that purchase its software, including program enhancements and problem resolution;

     (3) make expenditures up to $1 million per calendar year and $250,000 per project to develop or change software, to market software and services;

     (4) sell reserve computer capacity (in amounts up to 50% of its total capacity); and

     (5)  provide data management services to nonassociate entities.


         Compliance with Rule 54

         The proposed transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         AEP consummated the merger with Central and South West Corporation ("CSW") on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

         AEP currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2002, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.923 billion, or about 61.9% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2002 ($3.106 billion). With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

         In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the recent growth trend in AEP's retained earnings.

         As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%. As of September 30, 2002, AEP's consolidated capitalization consisted of 55.5% debt, 38.2% common and preferred equity (consisting of 347,835,212 shares of common stock representing 37.6% and $145 million principal amount of preferred stock representing 0.6%), $371 million of equity unit senior notes representing 1.6%, $321 million principal amount of Trust Preferred Securities representing 1.4% and $750 million minority interest in finance subsidiary representing 3.3%.

         Since the date of the Rule 53(c) Order, the operating subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

         As of December 31, 1999, Standard & Poor's rating of secured debt for AEP's operating subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; and Ohio Power Company, A-. As of December 31, 1999, Standard & Poor's rating of secured debt for CSW's operating subsidiaries was as follows: Central Power and Light Company, A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and West Texas Utilities Company, A.

         As of September 30, 2002, Standard & Poor's rating of secured debt for AEP's operating subsidiaries was as follows: Appalachian Power Company, BBB+; Columbus Southern Power Company, BBB+; Indiana Michigan Power Company, BBB+; Kentucky Power Company, BBB+ and Ohio Power Company, BBB+. As of September 30, 2001, Standard & Poor's rating of secured debt for CSW's Operating Subsidiaries was as follows: Central Power and Light Company, BBB+; Public Service Company of Oklahoma, BBB+; Southwestern Electric Power Company, BBB+; and West Texas Utilities Company, BBB+.


         Reporting

         AEP Service will report semi-annually to the Commission pursuant to Rule 24 under the Act as follows:

         1) A certificate will be filed 60 days after June 30 of each year beginning June 30, 2003 setting forth for the period January 1 through June 30 of each year for each computer software license:

          a)   details of the product sold of licensed

          b)   the name of the licensee or buyer

          c)   the amount of revenue received by AEP Service and

         2) An addendum to form U-13-60, on report for each calendar year, which is filed on May 1 of each year, the same information for the period June 30 to December 31 of each year.


Item 2.  Fees, Commissions and Expenses

         No fees, commissions or other expenses are to be paid or incurred, directly or indirectly, by the Applicants or any associated company in connection with the proposed transactions, other than estimated patent and copyright fees of $1,000 and legal fees in connection with patent prosecution and licensing regulations of approximately $25,000 as well as fees and expenses to be billed at cost by the AEP Service in connection with the preparation of this filing and not to exceed $2,000 in the aggregate.

ITEM 3.  Applicable Statutory Provisions

         Sections 9(a), 10 and 11 and Rule 54 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.


ITEM 4.  Regulatory Approval

         No state regulatory authority and no federal regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed transactions.


ITEM 5.  PROCEDURE

         It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting and permitting to become effective this Application or Declaration be issued on or before December 31, 2002. Applicants waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. Applicants consent to the Division of Investment Management assisting in the preparation of the Commission's decision and/or order in this matter, unless the Division opposes the matter covered by this Application or Declaration.


ITEM 6.  Exhibits and Financial Statements

     The following exhibits and financial statements are filed as part of this statement:

          (a)  Exhibit:

                    Exhibit A Opinion of counsel

                    Exhibit H Form of Notice

          (b)  Financial Statements: None


ITEM 7.  Information as to Environmental Effects

         The Commission's action in this matter will not constitute any major federal action having a significant effect on the human environment. To the best of AEP's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.



SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to Form U-1 Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                     AMERICAN ELECTRIC POWER COMPANY, INC.
                                     And
                                     AMERICAN ELECTRIC POWER SERVICE CORPORATION


                                     By:  /s/ Thomas G. Berkemeyer
                                          Assistant Treasurer of the
                                          above-listed companies.
Dated: December 30, 2002

                                                                      EXHIBIT A
December 30, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      American Electric Power Service Corporation
                  Application-Declaration on Form U-1
                  File No. 70-10092

Dear Sirs:

         I am an attorney employed by American Electric Power Service Corporation, a subsidiary of American Electric Power, Inc. ("AEP") and have acted as counsel for AEP and American Electric Power Service Corporation ("AEP Service") in connection with the filing of the Application-Declaration on Form U-1, File No. 70-10092, as amended (the "Application"), filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), by AEP a registered holding company, and its Subsidiaries. In the application, AEP Service requests authority under the Act to license and sell to nonassociates through December 31, 2005 specialized computer programs and to provide support services to licensees and entities that purchase such software ("Proposed Transactions").

         I have examined originals, or copies certified to my satisfaction, of such corporate records of AEP Service and other documents as I have deemed necessary to require as a basis for the opinions hereafter expressed. In such examination, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity with the originals of all documents submitted to us as copies.

         Based upon the foregoing, and having regard to legal considerations which I deem relevant, I am of the opinion that, in the event that the Proposed Transactions are consummated in accordance with the Application, and subject to the assumptions and conditions set forth below:

1. AEP and AEP Service are validly organized and duly existing under the laws of their states of incorporation.

2. All state laws applicable to the Proposed Transactions as described in the Application will have been complied with.

3. AEP Service 's engaging in the Proposed Transactions as described in the Application will not violate the legal rights of the holders of any securities issued AEP Service or any "associate" company, as such term is defined in the Act, of AEP Service .

The opinions expressed above in respect of the Proposed Transactions described in the Application are subject to the following assumptions or conditions:

a. The Proposed Transactions shall have been duly authorized and approved to the extent required by state law by the Boards of Directors of Service Corporation.

b.   The  Securities  and  Exchange   Commission  shall  have  duly  entered  an
     appropriate order or orders granting and permitting the Application to become effective.


         I hereby consent to the use of this opinion as an exhibit to the Application.

                                      Very truly yours,


                                      /s/ Ann B. Graf
                                      Counsel to American Electric Power
                                      Company, Inc. and American
                                      Electric Power Service Corporation

                                                                     Exhibit  H


                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. ____________________                              October ___, 2002



In the Matter of
AMERICAN ELECTRIC POWER SERVICE CORPORATION
AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza
Columbus, OH  43215

(70-    )


NOTICE IS HEREBY GIVEN that American Electric Power Service Corporation, a New York corporation ("AEP Service") and American Electric Power Company, Inc., a New York corporation ("AEP"), registered holding companies under the Public Utility Holding Company Act of 1935, as amended (the "Act") have filed a Form U-1 Application or Declaration with this Commission pursuant to Sections 9(a), 10 and 11 of the Act, and Rule 54 thereunder for authorization to license and sell to nonassociate entities specialized computer programs and to provide support services to licensees and entities that purchased such software through December 21, 2008, unless otherwise specified in the Application.

It is stated that no other state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by October _____, 2002 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant or declarant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing if ordered, and will receive a copy of any notice or Order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.


                                Jonathan G. Katz
                                    Secretary